

July 7, 2020

Paul Hastings
Chief Executive Officer
Nkarta, Inc.
6000 Shoreline Court, Suite 102
South San Francisco, CA 94080

> **Re: Nkarta, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 2, 2020**
> **File No. 333-239301**

Dear Mr. Hastings:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 30, 2020 letter.

Amendment No. 1 to Form S-1 filed July 2, 2020

Capitalization, page 69

1. We note your response to prior comment 2 and that you removed your pro forma earnings per share information for the year ended December 31, 2019. Please revise to present pro forma earnings per share, basic and diluted, for the year ended December 31, 2019. Ensure you reflect the issuance of the second tranche of Series B convertible preferred stock as well as the conversion of all preferred stock. In this regard, we note that the second tranche of Series B convertible preferred stock should be reflected as being outstanding as of the beginning of the earliest pro forma period presented, which in your case is January 1, 2019. Refer to Article 11-02(c)(2)(i) of Regulation S-X.

Statements of Operations and Comprehensive Loss, page F-4

2.   We note your response to comment 3 and that you removed the pro forma net loss per share information for the year ended December 31, 2019. Please revise to include your pro forma net loss per share, basic and diluted, for the year ended December 31, 2019. Also, as previously requested, include a note on how you determined these amounts. Refer to Article 11-02(c)(2)(i) of Regulation S-X.

Exhibits

3.   Please revise Exhibit 5.1 to quantify the number of shares that counsel is opining on. Also please revise to remove the assumptions that:

- par value has been paid for the common stock; and
- the issuance of shares will not exceed the total number of common stock available under your Certificate of Incorporation. Refer to Section II.B.3.a. of Staff Legal Bulletin No. 19.

Additionally, please advise us why it is appropriate for the opinion to assume registration of the shares by the transfer agent.

You may contact Tara Harkins at (202) 551-3639 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or Michael Clampitt at (202) 551-3434 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences